UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                       SEC File Number 000-30527
                                                       CUSIP Number
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                           NOTIFICATION OF LATE FILING

(Check One):   [X] Form 10-K    [ ] Form 11-K    [ ] Form 20-F    [ ] Form 10-Q
               [ ] Form N-SAR

                       For Period Ended:  December 31, 2001
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                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR
                       For the Transition Period Ended:
                                                       -------------------------
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  Read Instruction (on back page) Before Preparing Form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

Items 6, 7, 7A and 8
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PART I - REGISTRANT INFORMATION
                             OptiMark Holdings, Inc.
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Full Name of Registrant
                           OptiMark Technologies, Inc.
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Former Name if Applicable

                      10 Exchange Place Centre, 24th Floor
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Address of Principal Executive Office (Street and Number)

                             Jersey City, NJ, 07302
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
       |  (a)  The reasons  described in  reasonable  detail in Part III of this
       |       form  could  not be  eliminated  without  unreasonable  effort or
       |       expense;
       |  (b)  The subject annual report,  semi-annual report, transition report
       |       on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof,  will
 [X]   |       be filed  on or  before  the  15th  calendar  day  following  the
       |       prescribed  due  date;  or  the  subject   quarterly   report  or
       |       transition  report on Form 10-Q, or portion thereof will be filed
       |       on or before the fifth  calendar day following the prescribed due
       |       date; and
       |  (c)  The  accountant's  statement  or other  exhibit  required by Rule
       |       12b-25(c) has been attached if applicable.




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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The Registrant has been informed by its auditors, Deloitte & Touche LLP, that they are not able to issue an audit report for the Registrant's consolidated financial statements as of December 31, 2001 and 2000 and for the three years then ended as a result of not being able to complete their audit. This is due to an inability to complete audit procedures with regard to certain liabilities relating to the Registrant's discontinued operations. The Registrant expects its auditors to be able to complete this process and file the remaining portions of its Form 10-K for the period ended December 31, 2001 on or before April 15, 2002. In accordance with Rule 12b-25(c) under the Securities Exchange Act of 1934, as amended, there is filed as Exhibit 99 hereto a letter dated April 1, 2002 from Deloitte & Touche LLP.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Roxana Aleali               (203)                 351-4191
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                (Name)               (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [X] Yes  [_] No

       If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant cannot estimate the net loss it will report for the year ended December 31, 2001 until the audit of its liabilities as of December 31, 2001 is completed. The Registrant believes that the loss from continuing operations that it will report for the year ended December 31, 2001 will be approximately $17.2 million (or $0.49 per share) as compared to the loss from continuing operations reported for the year ended December 31, 2000 of approximately $36.8 million (or $1.00 per share).
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                             OptiMark Holdings, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   April 1, 2002                   By   /s/ Neil G. Cohen
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                                            Neil G. Cohen, Secretary